BEAUFIELD CONSOLIDATED RESOURCES INC.
19 Nesbitt Street – Ottawa – Ontario K2H 8C4
P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Tel: 613-721-2919 Fax: 613-828-7268

CERTIFICATE OF MAILING

04024885

SUPPL

Friday April 23, 2004

Attention: Division of Corporate Finance
Office – International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Re: Beaufield Consolidated Resources Inc. – Second Quarter
EXEMPTION NUMBER: 82-1557
Second Quarter for the period
CUSIP #: 07433C204

Dear Sir or Madam:

This is to advise you that the unaudited interim financial statements for the second quarter (December 1, 2003- February 29, 2004) for Beaufield Consolidated Resources Inc., were mailed to all registered and beneficial shareholders, as per National Instrument 54-102, by first class mail on April 23, 2004. Enclosed are copies of these quarterly financials for your records.

Yours sincerely,
BEAUFIELD CONSOLIDATED RESOURCES INC.

Christine Hansen
Administrative Assistant

PROCESSED
MAY 10 2004
THOMSON FINANCIAL

dw 5/6

SEC MAIL PROCESSING
RECEIVED
MAY 04 2004
WASH. DC 505 SECTION

Exemption number 82-1557

FORM 51-901F

for the six-months ended February 29, 2004

Incorporated as part of: X Schedule A

X Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen, P.Eng.
Contact's Position:	President
Contact Numbers:	Telephone: 613-721-2919 Fax: 613-828-7268
For Quarter Ended:	February 29, 2004
Date of Report:	April 23, 2004
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Jens E. Hansen	**"Jens E. Hansen"**	**April 23, 2004**
Name of Director	Signed	Dated
Robert A. Martin	**"Robert A. Martin"**	**April 23, 2004**
Name of Director	Signed	Dated

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 29, 2004
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 29, 2004
(Unaudited – Prepared by Management

	February 29, 2004 $	August 31, 2003 $
ASSETS		
Current Assets		
Cash and cash equivalents	118,251	-
Listed shares (market value: $178,810)	40,463	162,316
Taxes receivable	19,898	8,840
	178,612	171,156
Exploration funds	375,007	57,948
Mineral properties and deferred exploration and development expenditures	2,635,564	1,852,119
Long-term investment	11,000	11,000
	3,200,183	2,092,223
	==========	===========
LIABILITIES		
Current liabilities		
Bank overdraft	-	89
Accounts payable and accrued liabilities	33,680	51,934
	33,680	52,023
Future income taxes	443,000	168,000
	476,680	220,023
SHAREHOLDERS' EQUITY		
Share capital	16,432,826	15,473,826
Deficit	(13,709,323)	(13,601,626)
	2,723,503	1,872,200
	3,200,183	2,092,223
	==========	===========

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Jens E. Hansen, Director

"signed" Robert A. Martin
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Six months ended February 29, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended February 29		Six Months Ended February 29	
	2004	2003	2004	2003
	$	$	$	$
Revenue				
Investment revenues	2,099	2,575	3,420	3,266
Gain on disposal of investments	93,107	2,900	97,414	2,900
	95,206	5,475	100,834	6,166
Expenses				
Administrative services, rent and office	16,965	10,738	31,852	23,436
Interest and financing charges	23	165	70	184
Professional fees	12,800	19,427	15,482	25,830
Shareholder's reports	6,430	5,148	16,003	15,308
Telecommunications	1,424	537	1,769	967
Travel and promotion	2,290	1,786	2,378	2,959
Trustee, registration and transfer agent fees	5,934	7,050	10,448	10,512
Investor relations	19,753	12,002	19,753	12,002
Financing charges	3,586	-	3,586	-
	69,205	56,853	101,341	91,198
Earnings (loss) before income taxes	26,001	(51,378)	(507)	(85,032)
Future income taxes	(115,000)	-	(115,000)	-
Net earnings (loss)	141,001	(51,378)	114,493	(85,032)
Deficit, beginning of period	(13,628,135)	(13,225,016)	(13,601,627)	(13,164,387)
Share issuance fees	(222,189)	(4,315)	(222,189)	(31,290)
Deficit, end of period	(13,709,323)	(13,280,709)	(13,709,323)	(13,280,709)
Basic earnings (loss) per share	0.00	(0.00)	0.00	(0.00)
Weighted average number of common shares outstanding	29,270,434	27,007,708	29,270,434	27,007,708

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the period ended February 29, 2004

	For the three month period ended February 29 2004	For the three month period ended February 29 2003	For the six month period ended February 29 2004	For the six month Period ended February 29 2003
	$	$	$	$
Operating Activities				
Net earnings (loss)	26,001	(51,378)	(507)	(85,032)
Non-cash items				
Gain on disposal of investments	(93,107)	(2,900)	(97,414)	(2,900)
Changes in non-cash working capital items	774	12,238	(29,312)	1,021
Cash flows used in operating activities	(66,332)	(42,040)	(127,233)	(86,911)
Investing Activities				
Marketable securities		(142,196)		(142,207)
Disposal of marketable securities		91,710		91,710
Investment	(8,016)		(8,016)	
Disposal of investment	96,660		227,282	
Exploration funds	(350,695)		(317,059)	(250,000)
Mineral Properties	(132,279)	(72,641)	(168,445)	(90,147)
Cash flows used in investing activities	(394,330)	(123,127)	(266,238)	(390,644)
Financing Activities				
Issue of shares	503,000	42,000	559,000	327,000
Share issuance fees	(47,189)	(4,315)	(47,189)	(31,290)
Cash flows from financing activities	455,811	37,685	511,811	295,710
Increase (Decrease) in cash and cash equivalents	(4,851)	(127,482)	118,340	(181,845)
Cash and cash equivalents, beginning of period	123,102	74,245	(89)	128,608
Cash and cash equivalents, end of period (Bank overdraft)	118,251	(53,237)	118,251	(53,237)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended February 29, 2004
(Unaudited – Prepared by Management)

Mineral Properties	February 29, 2004 $	November 30, 2003 $	August 31, 2003 $
Louvicourt & Pascalis Townships, Quebec	160	1	1
Barry, Urban, Carpiquet and Souart Townships, Quebec - "Urban Project"	1,660,499	1,402,442	979,835
Allard River, Quebec - "Matagami Project"	170,231	130,288	129,156
Launay Township, Quebec	7,712	7,712	7,712
Lac Evans area, Quebec	284,089	284,056	284,056
Otish, Quebec	2,344	2,344	-
Lac Rouleau West (Barry-Urban), Quebec	15,879	15,879	-
Lizar-Hiawatha, Ontario	168,327	168,171	161,757
Hemlo properties, Ontario	235,875	235,875	214,030
Raglan Ungava, Quebec	3,023	2,239	2,092
Troilus, Quebec	40,819	34,362	32,109
Manitoba - Thompson (50% Beaufield)		-	-
Property	30,495		
Exploration	6,465		
Other properties	9,646	4,917	41,371
	2,635,564	**2,288,286**	**1,852,119**

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended February 29, 2004

Summary of significant policies

These financial statements are prepared in accordance with Canadian generally accepted accounting principles using the same accounting principles as the financial statements for the year ended August 31, 2003 except for the following :

Stock options
On September 1, 2003, the Company early adopted prospectively the new recommendation of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments published in December 2003. This Section defines notably recognition, measurement and disclosure standards for stock-based payments standards for stock-based payments to employees. Under these new standards, all stock-based payments made to employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method for its stock-based employee compensation plan. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period.

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)	Shares outstanding as at August 31, 2003	27,930,311
	Balance as at November 30, 2002	27,080,311
	Balance as at November 30, 2003	30,430,311
	Balance as at February 29, 2004	32,975,311 (1)
	Balance as at April 23, 2004	34,050,311

Issued and fully paid	(3 months) February 29, 2004		(3 months) November 30, 2003	
	Shares	**$**	**Shares**	**$**
Balance, beginning of period	30,430,311	15,929,826	27,930,311	15,473,826
Issued in counterpart of:				
Mineral Properties	-	-	2,000,000	400,000
Private Placements	240,000	48,000	-	-
Flow-through private placements	2,230,000	446,000	-	-
Exercise of options	-	-	200,000	20,000
Exercise of warrants	75,000	9,000	300,000	36,000
	2,545,000	503,000	2,500,000	456,000
Balance, end of period	**32,975,311**	**16,432,826**	**30,430,311**	**15,929,826**
Number of shares under escrow	129,750		129,750	

(1) Regulatory approval for the issuance of 400,000 shares pending as at February 29, 2004

In December 2003, a Private Placement of 2,470,000 common shares at $0.20 of which 2,230,000 were Flow-through for a total of $494,000.

As part of the Private Placement a total of 2,470,000 share purchase warrants at $0.30 were issued, exercisable on or before June 30, 2005.

The Private Placement was undertaken under an agreement with Investpro Securities Inc. The agreement stipulated a financing fee of $20,320 with an agent's option to purchase 127,000 common shares at $0.20, exercisable on or before June 30, 2005.

Share Purchase Options:
As at February 29, 2004, 2,775,000 options were outstanding, entitiing directors and employees to acquire shares, under the share purchase options plans.

	Shares	Exercise Price	Expiry Date
Directors	775,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Directors	800,000	$0.145	July 25, 2008
Total:	2,775,000	common shares	

Share Purchase Warrants:
At November 30, 2003, the total share purchase warrants outstanding were:
2,100,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

A total of 75,000 warrants were exercised during the second quarter leaving 2,025,000 warrants exercisable into common shares at $0.12.

The Company had also issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 400,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

During the second quarter the Company issued 2,470,000 warrants as part of the Private Placement exercisable at $0.30 expiring June 30, 2005.

During the second quarter the Company issued 127,000 Broker warrants at $0.20 expiring June 30, 2005.

Total warrants outstanding as at February 29, 2004 – 5,147,000.

Subsequently, as at April 23, 2004, a further 1,075,000 warrants at $0.12 were exercised leaving a total of 4,072,000 warrants exercisable.

Escrowed Shares:
As at February 29, 2004, 129,750 shares (129,750 in 2003), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

At the Annual General Meeting held on December 16, 2003 the following were elected to the Board of Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director/Member of the Audit committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director /Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

Schedule C

SCHEDULE "C" – Management discussion
for the six months ended February 29, 2004

A $494,000 "flow-through" Private Placement financing privately and with Investpro Securities Inc. was undertaken during the second quarter.

The six-month Balance Sheet indicates a net earnings of $114,493 compared to a loss of $26,508 in the equivalent previous quarter. The current administrative expenditures compare favourably to the previous year. The income was derived from capital gain on listed shares owned by the Company.

Beaufield's additional properties:

Beaufield acquired by staking a 50% interest in approximately 14,960 hectares of exploration lands at Thompson, Manitoba. The project known as the "Thompson Nickel Project" consists of two blocks of land which adjoin properties held by INCO, Falconbridge and Anglo American.

Beaufield acquired by map staking 55 claims totaling approximately 2,750 hectares on the Troilus-Lac Evans mineral belt in North-central Quebec. Beaufield already holds a substantial land position on this belt. The property known as the Storm Lake property has known gold exploration potential. Previous work by Noramco in the 1980 s uncovered several anomalous gold intersections.

A four-hole drill program was completed on the Matagami base metal property for a total of 406 metres. The drilling tested four separate magnetic anomalies that could be indicative of disseminated sulphides.

Portions of the core were assayed and weakly anomalous values of gold, silver and copper were obtained. The property will be maintained in good standing although no further work is planned at this stage.

An eleven (11) hole drill program was started on the Lac Rouleau gold zone in Urban Township, Quebec. The objective is to extend the zone and to confirm gold intersections drilled during the late 1980 s. Three other grids were cut on the property to test other targets. Magnetic surveys have been completed and the targets will be drilled during April, if ground conditions permit.

Beaufield intends to undertake exploration on the following properties during the coming months, Troilus, Urban Township-Lac Rouleau, Hemlo and Ungava.

During the quarter, Mr. Louis Morin was engaged to assist the Company with corporate affairs and investor relations in January 2004. Mr. Morin has experience in mineral exploration, investor relations and investor advising having worked for major brokerage firms for 16 years. He will be a major contributor to the future success of Beaufield.

Exemption number 82-1557

FORM 51-901F

for the six-months ended February 29, 2004

Incorporated as part of:	X	Schedule A
	X	Schedules B & C

ISSUER DETAILS:

Name of Issuer:	Beaufield Consolidated Resources Inc.
Issuer Address:	19 Nesbitt Street P.O. Box 11385 – Station H – Ottawa – Ontario K2H 7V1
Issuer Telephone Number:	613-721-2919
Contact Person:	Jens E. Hansen, P.Eng.
Contact's Position:	President
Contact Numbers:	Telephone: 613-721-2919 Fax: 613-828-7268
For Quarter Ended:	February 29, 2004
Date of Report:	April 23, 2004
Contact e-mail address:	beaufield@rogers.com

Certificate

The three Schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this report will be provided to any shareholder who requests it.

Name of Director	Signed	Dated
Jens E. Hansen	"Jens E. Hansen"	April 23, 2004
Robert A. Martin	"Robert A. Martin"	April 23, 2004

BEAUFIELD CONSOLIDATED RESOURCES INC.
Financial Statements for the period ended February 29, 2004
(Unaudited – Prepared by Management)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Balance Sheets for the period ended February 29, 2004
(Unaudited – Prepared by Management

	February 29, 2004	August 31, 2003
	$	$
ASSETS		
Current Assets		
Cash and cash equivalents	118,251	-
Listed shares (market value: $178,810)	40,463	162,316
Taxes receivable	19,898	8,840
	178,612	171,156
Exploration funds	375,007	57,948
Mineral properties and deferred exploration and development expenditures	2,635,564	1,852,119
Long-term investment	11,000	11,000
	3,200,183	2,092,223
LIABILITIES		
Current liabilities		
Bank overdraft	-	89
Accounts payable and accrued liabilities	33,680	51,934
	33,680	52,023
Future income taxes	443,000	168,000
	476,680	220,023
SHAREHOLDERS' EQUITY		
Share capital	16,432,826	15,473,826
Deficit	(13,709,323)	(13,601,626)
	2,723,503	1,872,200
	3,200,183	2,092,223

Approved by the Directors:

"signed" Jens E. Hansen, P.Eng.
Jens E. Hansen, Director

"signed" Robert A. Martin
Robert A. Martin, Director

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Operations and Deficit
Six months ended February 29, 2004 and 2003
(Unaudited – Prepared by Management)

	Three Months Ended February 29		Six Months Ended February 29	
	2004	2003	2004	2003
	$	$	$	$
Revenue				
Investment revenues	2,099	2,575	3,420	3,266
Gain on disposal of investments	93,107	2,900	97,414	2,900
	95,206	5,475	100,834	6,166
Expenses				
Administrative services, rent and office	16,965	10,738	31,852	23,436
Interest and financing charges	23	165	70	184
Professional fees	12,800	19,427	15,482	25,830
Shareholder's reports	6,430	5,148	16,003	15,308
Telecommunications	1,424	537	1,769	967
Travel and promotion	2,290	1,786	2,378	2,959
Trustee, registration and transfer agent fees	5,934	7,050	10,448	10,512
Investor relations	19,753	12,002	19,753	12,002
Financing charges	3,586	-	3,586	-
	69,205	56,853	101,341	91,198
Earnings (loss) before income taxes	26,001	(51,378)	(507)	(85,032)
Future income taxes	(115,000)	-	(115,000)	-
Net earnings (loss)	141,001	(51,378)	114,493	(85,032)
Deficit, beginning of period	(13,628,135)	(13,225,016)	(13,601,627)	(13,164,387)
Share issuance fees	(222,189)	(4,315)	(222,189)	(31,290)
Deficit, end of period	(13,709,323)	(13,280,709)	(13,709,323)	(13,280,709)
	=========	=========	=========	=========
Basic earnings (loss) per share	0.00	(0.00)	0.00	(0.00)
Weighted average number of common shares outstanding	29,270,434	27,007,708	29,270,434	27,007,708

BEAUFIELD CONSOLIDATED RESOURCES INC.
Interim Statement of Cash Flows
for the period ended February 29, 2004

	For the three month period ended February 29 2004	For the three month period ended February 29 2003	For the six month period ended February 29 2004	For the six month Period ended February 29 2003
	$	$	$	$
Operating Activities				
Net earnings (loss)	26,001	(51,378)	(507)	(85,032)
Non-cash items				
Gain on disposal of investments	(93,107)	(2,900)	(97,414)	(2,900)
Changes in non-cash working capital items	774	12,238	(29,312)	1,021
Cash flows used in operating activities	(66,332)	(42,040)	(127,233)	(86,911)
Investing Activities				
Marketable securities		(142,196)		(142,207)
Disposal of marketable securities		91,710		91,710
Investment	(8,016)		(8,016)	
Disposal of investment	96,660		227,282	
Exploration funds	(350,695)		(317,059)	(250,000)
Mineral Properties	(132,279)	(72,641)	(168,445)	(90,147)
Cash flows used in investing activities	(394,330)	(123,127)	(266,238)	(390,644)
Financing Activities				
Issue of shares	503,000	42,000	559,000	327,000
Share issuance fees	(47,189)	(4,315)	(47,189)	(31,290)
Cash flows from financing activities	455,811	37,685	511,811	295,710
Increase (Decrease) in cash and cash equivalents	(4,851)	(127,482)	118,340	(181,845)
Cash and cash equivalents, beginning of period	123,102	74,245	(89)	128,608
Cash and cash equivalents, end of period (Bank overdraft)	118,251	(53,237)	118,251	(53,237)

BEAUFIELD CONSOLIDATED RESOURCES INC.

Interim Mineral Properties and Deferred Exploration and Development Expenditures
for the period ended February 29, 2004
(Unaudited – Prepared by Management)

Mineral Properties	February 29, 2004 $	November 30, 2003 $	August 31, 2003 $
Louvicourt & Pascalis Townships, Quebec	160	1	1
Barry, Urban, Carpiquet and Souart Townships, Quebec - "Urban Project"	1,660,499	1,402,442	979,835
Allard River, Quebec - "Matagami Project"	170,231	130,288	129,156
Launay Township, Quebec	7,712	7,712	7,712
Lac Evans area, Quebec	284,089	284,056	284,056
Otish, Quebec	2,344	2,344	-
Lac Rouleau West (Barry-Urban), Quebec	15,879	15,879	-
Lizar-Hiawatha, Ontario	168,327	168,171	161,757
Hemlo properties, Ontario	235,875	235,875	214,030
Raglan Ungava, Quebec	3,023	2,239	2,092
Troilus, Quebec	40,819	34,362	32,109
Manitoba - Thompson (50% Beaufield)		-	-
Property	30,495		
Exploration	6,465		
Other properties	9,646	4,917	41,371
	2,635,564	**2,283,286**	**1,852,119**

BEAUFIELD CONSOLIDATED RESOURCES INC.

SCHEDULE "B" – SUPPLEMENTARY INFORMATION
for the period ended February 29, 2004

Summary of significant policies

These financial statements are prepared in accordance with Canadian generally accepted accounting principles using the same accounting principles as the financial statements for the year ended August 31, 2003 except for the following :

Stock options
On September 1, 2003, the Company early adopted prospectively the new recommendation of Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments published in December 2003. This Section defines notably recognition, measurement and disclosure standards for stock-based payments standards for stock-based payments to employees. Under these new standards, all stock-based payments made to employees must be systematically accounted for in the enterprise's financial statements. These standards define a fair value-based method of accounting and encourage entities to adopt this method for its stock-based employee compensation plan. Under this method, compensation cost should be measured at the grant date based on the fair value of the award and should be recognized over the related service period.

Share Capital

(a) Authorized: 100,000,000 common shares without par value.

(b)	Shares outstanding as at August 31, 2003	27,930,311
	Balance as at November 30, 2002	27,080,311
	Balance as at November 30, 2003	30,430,311
	Balance as at February 29, 2004	32,975,311 (1)
	Balance as at April 23, 2004	34,050,311

Issued and fully paid	(3 months) February 29, 2004 Shares	$	(3 months) November 30, 2003 Shares	$
Balance, beginning of period	30,430,311	15,929,826	27,930,311	15,473,826
Issued in counterpart of:				
Mineral Properties	-	-	2,000,000	400,000
Private Placements	240,000	48,000	-	-
Flow-through private placements	2,230,000	446,000	-	-
Exercise of options	-	-	200,000	20,000
Exercise of warrants	75,000	9,000	300,000	36,000
	2,545,000	503,000	2,500,000	456,000
Balance, end of period	**32,975,311**	**16,432,826**	**30,430,311**	**15,929,826**
Number of shares under escrow	129,750		129,750	

(1) Regulatory approval for the issuance of 400,000 shares pending as at February 29, 2004

In December 2003, a Private Placement of 2,470,000 common shares at $0.20 of which 2,230,000 were Flow-through for a total of $494,000.

As part of the Private Placement a total of 2,470,000 share purchase warrants at $0.30 were issued, exercisable on or before June 30, 2005.

The Private Placement was undertaken under an agreement with Investpro Securities Inc. The agreement stipulated a financing fee of $20,320 with an agent's option to purchase 127,000 common shares at $0.20, exercisable on or before June 30, 2005.

Share Purchase Options:
As at February 29, 2004, 2,775,000 options were outstanding, entitling directors and employees to acquire shares, under the share purchase options plans.

	Shares	Exercise Price	Expiry Date
Directors	775,000	$0.10	January 6, 2006
Directors	800,000	$0.10	May 1, 2007
Service Provider	400,000	$0.10	January 6, 2006
Directors	800,000	$0.145	July 25, 2008
Total:	2,775,000	common shares	

Share Purchase Warrants:
At November 30, 2003, the total share purchase warrants outstanding were:
2,100,000 warrants exercisable into common shares at $0.12 if exercised by July 26, 2004.

A total of 75,000 warrants were exercised during the second quarter leaving 2,025,000 warrants exercisable into common shares at $0.12.

The Company had also issued 125,000 Broker warrants at $0.20 expiring October 28, 2004, and 400,000 warrants at $0.35 ($0.50 in 2004 and $0.75 in 2005) expiring in 2005.

During the second quarter the Company issued 2,470,000 warrants as part of the Private Placement exercisable at $0.30 expiring June 30, 2005.

During the second quarter the Company issued 127,000 Broker warrants at $0.20 expiring June 30, 2005.

Total warrants outstanding as at February 29, 2004 – 5,147,000.

Subsequently, as at April 23, 2004, a further 1,075,000 warrants at $0.12 were exercised leaving a total of 4,072,000 warrants exercisable.

Escrowed Shares:
As at February 29, 2004, 129,750 shares (129,750 in 2003), held by a Director, are escrowed in accordance with the rules of the regulatory authorities of British Columbia. These shares can be released from escrow, on application, in 56,250 share lots, upon incurrance by the Company of each $100,000 threshold expenditure amount.

At the Annual General Meeting held on December 16, 2003 the following were elected to the Board of Directors of the Company:

Mr. David R. Bell	-	Director
Mr. Paul R. Carmel	-	Director/Member of the Audit committee
Mr. Jens E. Hansen	-	President/Chief Executive Officer/Member of Audit Committee
Mr. Robert A. Martin	-	Director /Member of Audit Committee
Mr. Gary F. Zak	-	Director/Secretary

Schedule C

SCHEDULE "C" – Management discussion
for the six months ended February 29, 2004

A $494,000 "flow-through" Private Placement financing privately and with Investpro Securities Inc. was undertaken during the second quarter.

The six-month Balance Sheet indicates a net earnings of $114,493 compared to a loss of $26,508 in the equivalent previous quarter. The current administrative expenditures compare favourably to the previous year. The income was derived from capital gain on listed shares owned by the Company.

Beaufield's additional properties:

Beaufield acquired by staking a 50% interest in approximately 14,960 hectares of exploration lands at Thompson, Manitoba. The project known as the "Thompson Nickel Project" consists of two blocks of land which adjoin properties held by INCO, Falconbridge and Anglo American.

Beaufield acquired by map staking 55 claims totaling approximately 2,750 hectares on the Troilus-Lac Evans mineral belt in North-central Quebec. Beaufield already holds a substantial land position on this belt. The property known as the Storm Lake property has known gold exploration potential. Previous work by Noramco in the 1980 s uncovered several anomalous gold intersections.

A four-hole drill program was completed on the Matagami base metal property for a total of 406 metres. The drilling tested four separate magnetic anomalies that could be indicative of disseminated sulphides.

Portions of the core were assayed and weakly anomalous values of gold, silver and copper were obtained. The property will be maintained in good standing although no further work is planned at this stage.

An eleven (11) hole drill program was started on the Lac Rouleau gold zone in Urban Township, Quebec. The objective is to extend the zone and to confirm gold intersections drilled during the late 1980 s. Three other grids were cut on the property to test other targets. Magnetic surveys have been completed and the targets will be drilled during April, if ground conditions permit.

Beaufield intends to undertake exploration on the following properties during the coming months, Troilus, Urban Township-Lac Rouleau, Hemlo and Ungava.

During the quarter, Mr. Louis Morin was engaged to assist the Company with corporate affairs and investor relations in January 2004. Mr. Morin has experience in mineral exploration, investor relations and investor advising having worked for major brokerage firms for 16 years. He will be a major contributor to the future success of Beaufield.